# SEC Schedule 13D/A (Amendment No. 58) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CRACKER BARREL OLD COUNTRY STORE, INC, CIK 0001067294
CUSIP: 22410J106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: PO BOX 787, LEBANON, Tennessee (TN), 370880787
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0001334429
Persons authorized to receive notices and communications: Sardar Biglari, Biglari Capital Corp., 19100 Ridgewood Pkwy, Suite 1200, San Antonio, Texas (TX), 78259, 210-344-3400; Michael Neidell, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- LION FUND II, L.P. (CIK 0001580602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,080,859; shared voting power 0; sole dispositive power 1,080,859; shared dispositive power 0; aggregate amount beneficially owned 1,080,859 (4.9% of the class)
- BIGLARI CAPITAL CORP. (CIK 0001334429): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 1,080,859; shared voting power 0; sole dispositive power 1,080,859; shared dispositive power 0; aggregate amount beneficially owned 1,080,859 (4.9% of the class)
- First Guard Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 62,300; shared voting power 0; sole dispositive power 62,300; shared dispositive power 0; aggregate amount beneficially owned 62,300 (0.3% of the class)
- Southern Pioneer Property and Casualty Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arkansas (AR); source of funds: working capital (WC); sole voting power 6,841; shared voting power 0; sole dispositive power 6,841; shared dispositive power 0; aggregate amount beneficially owned 6,841 (0% of the class)
- Biglari Reinsurance Ltd. (CIK 0002035328): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 69,141; shared voting power 0; sole dispositive power 69,141; shared dispositive power 0; aggregate amount beneficially owned 69,141 (0.3% of the class)
- Biglari Insurance Group Inc. (CIK 0002034968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 69,141; shared voting power 0; sole dispositive power 69,141; shared dispositive power 0; aggregate amount beneficially owned 69,141 (0.3% of the class)
- Biglari Holdings Inc. (CIK 0001726173): type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: other (OO); sole voting power 69,141; shared voting power 0; sole dispositive power 69,141; shared dispositive power 0; aggregate amount beneficially owned 69,141 (0.3% of the class)
- BIGLARI, SARDAR (CIK 0001334430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,150,000; shared voting power 0; sole dispositive power 1,150,000; shared dispositive power 0; aggregate amount beneficially owned 1,150,000 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CRACKER BARREL OLD COUNTRY STORE, INC
Address of issuer's principal executive offices: PO BOX 787, LEBANON, Tennessee (TN), 370880787

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,080,859 Shares owned directly by The Lion Fund II is approximately $55,002,127. The Shares owned directly by The Lion Fund II were acquired with funds of affiliated entities that initially purchased the Shares prior to their contribution to The Lion Fund II.

The Lion Fund II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of the 62,300 Shares owned directly by First Guard is approximately $5,065,302. The Shares purchased by First Guard were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 6,841 Shares owned directly by Southern Pioneer is approximately $523,129. The Shares purchased by Southern Pioneer were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 22,263,481 Shares outstanding as of February 27, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 6, 2025.

As of the close of business on May 29, 2025, The Lion Fund II owned directly 1,080,859 Shares, constituting approximately 4.9% of the Shares outstanding. By virtue of their relationships with The Lion Fund II, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by The Lion Fund II.

As of the close of business on May 29, 2025, First Guard owned directly 62,300 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with First Guard, each of Biglari Reinsurance, Biglari Insurance, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by First Guard.

As of the close of business on May 29, 2025, Southern Pioneer owned directly 6,841 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with Southern Pioneer, each of Biglari Reinsurance, Biglari Insurance, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by Southern Pioneer.

An aggregate of 1,150,000 Shares, constituting approximately 5.2% of the Shares outstanding, are reported by the Reporting Persons in this statement.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Items 5(c) is hereby amended and restated to read as follows:

Exhibit 1 annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 57 to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities.

## Signatures
- LION FUND II, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (05/29/2025)
- BIGLARI CAPITAL CORP.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (05/29/2025)
- First Guard Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (05/29/2025)
- Southern Pioneer Property and Casualty Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (05/29/2025)
- Biglari Reinsurance Ltd.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (05/29/2025)
- Biglari Insurance Group Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman of the Board (05/29/2025)
- Biglari Holdings Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (05/29/2025)
- BIGLARI, SARDAR: /s/ Sardar Biglari, Sardar Biglari (05/29/2025)